Filed by The GEO Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended
Commission File No.: 001-14260

Subject Company: Cornell Companies, Inc.
Commission File No.: 001-14472

THE GEO GROUP AND CORNELL COMPANIES
ANNOUNCE $685 MILLION MERGER
•	Creates $1.5 Billion Revenue Diversified Provider of Essential Government Services

•	Combined Company Well Positioned to Capitalize on Growing Global Demand for Correctional, Detention and Behavioral Health Services
Boca Raton, Fla., and Houston, Texas – April 19, 2010 — The GEO Group (NYSE:GEO), a private provider of correctional, detention, and residential treatment services to federal, state and local government agencies around the globe, and Cornell Companies (NYSE:CRN), a private provider of corrections, treatment and educational services outsourced by federal, state and local governmental agencies, announced today that their respective Boards of Directors have approved a definitive merger agreement pursuant to which The GEO Group will acquire Cornell for stock and/or cash at an estimated enterprise value of $685 million based on the closing prices of both companies’ stocks on April 16, 2010, including the assumption of approximately $300 million in Cornell debt, excluding cash.
Under the terms of the definitive agreement, stockholders of Cornell will have the option to elect to receive either (x) 1.3 shares of GEO common stock for each share of Cornell common stock or (y) an amount of cash consideration equal to the greater of (i) the fair market value of one share of GEO common stock plus $6.00 or (ii) the fair market value of 1.3 shares of GEO common stock. In order to preserve the tax-deferred treatment of the transaction, no more than 20% of the outstanding shares of Cornell Common Stock may be exchanged for the cash consideration. If elections are made such that the aggregate cash consideration to be received by Cornell stockholders would exceed $100 million in the aggregate, such excess amount may be paid at the election of GEO in shares of GEO common stock or in cash. Based on the closing stock price of each company’s common stock as of April 16, 2010, and assuming maximum cash election, the transaction implies a value of $24.96 per Cornell share, a 35 percent premium over the closing price of Cornell’s stock on April 16, 2010. GEO will assume approximately $300 million of Cornell debt, comprising $180 million in recourse debt and approximately $120 million in non-recourse debt related to Cornell’s special purpose entity Municipal Corrections Finance, L.P. (MCF) bonds, excluding cash.
George C. Zoley, Chairman and Chief Executive Officer of GEO, said, “This merger represents a compelling strategic fit for both of our companies and positions us well to meet the increasing demand for correctional, detention and residential treatment facilities and services. The combination of our two companies creates a company with revenues of approximately $1.5 billion, enhanced scale, diversification, and complementary service offerings. GEO has a successful track record of integrating acquisitions, and we are confident in our ability to implement the industry’s best practices across the combined company. At the same time, we expect to achieve revenue growth opportunities and annual cost efficiencies of $12-15 million to enhance long-term value for our shareholders.”
Contact at GEO: Pablo E. Paez, Director, Corporate Relations, 1-866-301-4436
Contact at Cornell: Charles Seigel, Vice President, Public Policy, 1-713-623-0790

James E. Hyman, Cornell’s Chairman, President, and Chief Executive Officer, said, “The board of directors and I believe this strategic combination with GEO will result in an industry leading platform that will create significant value for the shareholders of both companies. The combined enterprise should have the scale, geographic reach and operating leverage to achieve meaningful cost synergies, grow revenue and increase profitability.”
The merger is expected to close in the third quarter of 2010, subject to the approval of the issuance of GEO common stock by GEO’s shareholders, approval of the transaction by Cornell’s stockholders and federal regulatory agencies, as well as the fulfillment of other customary conditions.
Combined Company Structure
The combined company will manage and/or own 97 correctional and detention facilities with a total design capacity of approximately 76,000 beds and 32 behavioral health facilities with a total design capacity of approximately 5,000 beds.
Cornell’s Adult Secure and Adult Community-Based divisions will be integrated into GEO’s existing U.S. Corrections operating structure. Cornell’s behavioral health division, Abraxas Youth & Family Services, will be integrated with GEO Care’s behavioral healthcare services platform.
Financial Impact
The merger is expected to increase GEO’s total annual revenues by approximately $400 million to more than $1.5 billion. The merger is also expected to substantially increase GEO’s EBITDA, net income, and free cash flow on a fully annualized basis. In addition, GEO anticipates annual synergies of $12-15 million. Excluding one-time transaction-related expenses and transitional costs, GEO expects the merger to have a neutral impact on its pro forma 2010 earnings per share and be accretive to pro forma 2011 earnings per share.
Committed Financing
BNP Paribas provided $150 million of committed financing under the accordion feature of GEO’s senior credit facility, which combined with GEO’s current debt availability, will be used to finance all cash consideration payable pursuant to the terms of the transaction.
Financial and Legal Advisors
BofA Merrill Lynch and Barclays Capital acted as GEO’s joint financial advisors. Akerman Senterfitt served as GEO’s legal advisor. Moelis & Company acted as Cornell’s exclusive financial advisor. Hogan & Hartson LLP served as Cornell’s legal advisor.
Contact at GEO: Pablo E. Paez, Director, Corporate Relations, 1-866-301-4436
Contact at Cornell: Charles Seigel, Vice President, Public Policy, 1-713-623-0790

Update on 1Q10 Financial Results
GEO and Cornell reaffirmed their previously issued earnings guidance for the first quarter of 2010. GEO expects first quarter 2010 pro forma earnings per share to be in the range of $0.32 to $0.34 per share, excluding after-tax start-up/transition expenses. Cornell expects first quarter 2010 GAAP earnings to be in the range of $0.18 to $0.22 per share.
Investor Conference Call Information
An investor conference call and simultaneous webcast has been scheduled at 8:30AM (Eastern Time) today to discuss the planned merger. Hosting the call will be George C. Zoley, GEO’s Chairman and Chief Executive Officer, and James E. Hyman, Cornell’s Chairman, President and Chief Executive Officer. The call-in number for the U.S. is 1-888-396-2384 and the international call-in number is 1-617-847-8711. The participant pass-code for the conference call is 10849526. In addition, a live audio webcast of the conference call may be accessed on the Conference Calls/Webcasts section of GEO’s investor relations home page at www.geogroup.com. A replay of the audio webcast will be available on the website for one year. A telephonic replay of the conference call will be available until May 19, 2010 at 1-888-286-8010 (U.S.) and 1-617-801-6888 (International). The pass-code for the telephonic replay is 63520069.
About The GEO Group
The GEO Group (http://www.geogroup.com) is a world leader in the delivery of correctional, detention, and residential treatment services to federal, state, and local government agencies around the globe. GEO offers a turnkey approach that includes design, construction, financing, and operations. GEO represents government clients in the United States, Australia, South Africa, and the United Kingdom. GEO’s worldwide operations include the management and/or ownership of 62 correctional and residential treatment facilities with a total design capacity of approximately 60,000 beds, including projects under development.
About Cornell Companies
Cornell Companies, Inc. (http://www.cornellcompanies.com) is a leading private provider of corrections, treatment and educational services outsourced by federal, state and local governmental agencies. Cornell provides a diversified portfolio of services for adults and juveniles, including incarceration and detention, transition from incarceration, drug and alcohol treatment programs, behavioral rehabilitation and treatment, and grades 3-12 alternative education in an environment of dignity and respect, emphasizing community safety and rehabilitation in support of public policy. At December 31, 2009, the Company had 68 facilities in 15 states and the District of Columbia and a total service capacity of 21,392.
Contact at GEO: Pablo E. Paez, Director, Corporate Relations, 1-866-301-4436
Contact at Cornell: Charles Seigel, Vice President, Public Policy, 1-713-623-0790

Important Additional Information About the Transaction
This press release may be deemed to be solicitation material in respect of the proposed merger of GEO and Cornell. The proposed transaction will be submitted to the respective stockholders of GEO and Cornell for their consideration. In connection with the proposed transaction, GEO will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of GEO and Cornell and that will also constitute a prospectus of GEO. Stockholders of the companies are urged to read the Joint Proxy Statement/Prospectus when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about the Company at the SEC’s Internet site (http://www.sec.gov). Copies of the Joint Proxy Statement/Prospectus and the SEC filings that will be incorporated by reference in the Joint Proxy Statement/Prospectus can be obtained, free of charge, by directing a request to Pablo E. Paez, Director, Corporate Relations, (561) 999-7306, One Park Place, Suite 700, 621 Northwest 53rd Street, Boca Raton, Florida.
GEO, Cornell and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding GEO’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended January 3, 2010, which was filed with the SEC on February 22, 2010, and its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on March 24, 2010, and information regarding Cornell’s directors and executive officers is available in Cornell’s Annual Report on Form 10-K, for the year ended December 31, 2009, which was filed with the SEC on February 26, 2010 and its proxy statement for its 2009 annual meeting of stockholders, which was filed with the SEC on April 28, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents as described in the preceding paragraph.
Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notwithstanding that such statements are not specifically identified. In addition, certain statements may be contained in the future filings of GEO and Cornell with the SEC, in press releases and in oral and written statements made by or with the approval of GEO or Cornell, as applicable, that are not statements of historical fact and constitute forward-looking statements within the meaning of the Act. Forward-looking statements are typically identified by words or phrases such as “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “continue,” “remain,” “should,” “forecast,” and other words and terms of similar meaning. These forward-looking statements involve a number of risks, uncertainties and assumptions which are difficult to predict. GEO and Cornell caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-
Contact at GEO: Pablo E. Paez, Director, Corporate Relations, 1-866-301-4436
Contact at Cornell: Charles Seigel, Vice President, Public Policy, 1-713-623-0790

looking statement. Examples of forward-looking statements include, but are not limited to: (i) statements about the benefits of the proposed merger between GEO and Cornell, including future financial and operating results, cost savings, enhanced revenues and accretion to reported earnings that may be realized from the merger; (ii) statements of plans, objectives and expectations of GEO and Cornell or their managements or Boards of Directors, including the expected timing of completion of the transaction; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include, but are not limited to: (i) the failure of Cornell’s stockholders to approve the merger; (ii) the failure of GEO’s shareholders to approve the issuance of shares of GEO common stock in connection with the merger; (iii) the risk that GEO and Cornell may be unable to obtain any governmental and regulatory approvals required for the merger, or that any required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; (iv) the risk that a condition to closing of the merger may not be satisfied; (v) the time required to consummate the proposed merger; (vi) the risk that the businesses will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; (vii) the risk that the expected increased revenues, EBITDA, net income, and free cash flow may not be fully realized or may take longer to realize than expected; (viii) revenues following the merger may be lower than expected; (ix) the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; (x) material differences in the actual financial results of the merger compared with expectations, including the full realization of anticipated cost savings and revenue enhancements and the impact of the merger on GEO’s future earnings per share; (xi) disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; (xii) the focus of management on merger-related issues; (xiii) local, regional, national and international economic conditions and the impact they may have on GEO and Cornell and their customers and GEO’s and Cornell’s assessment of that impact; (xiv) GEO’s common stock price volatility; (xv) legislation affecting the correctional industry as a whole, and/or GEO and Cornell and their subsidiaries individually or collectively; (xvi) containing costs and expenses; (xvii) governmental and public policy changes; (xviii) the outcome of any pending and future litigation and governmental proceedings; and (xix) continued availability of financing. Additional factors that could cause GEO’s or Cornell’s results to differ materially from those described in the forward-looking statements can be found in GEO’s and Cornell’s respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to GEO or Cornell or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above. Each forward-looking statement speaks only as of the date of the particular statement and neither GEO nor Cornell undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events.
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Contact at GEO: Pablo E. Paez, Director, Corporate Relations, 1-866-301-4436
Contact at Cornell: Charles Seigel, Vice President, Public Policy, 1-713-623-0790